British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT

AVINO SILVER & GOLD MINES LTD.		October 31, 2003		December 30, 2003

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO

Vancouver,	British Columbia	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant & Secretary		(604) 682-3737

E-MAIL ADDRESS:			WEB SITE ADDRESS

dawnpacific@telus.net			www.aviono.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED
Signed:
“Louis Wolfin”	03/12/30
DIRECTOR’S SIGNATURE	DATE SIGNED
Signed:
“Ernest Calvert”	03/12/30

SECURITIES ISSUED DURING THE QUARTER ENDED OCTOBER 31, 2003

Date YY/MM/DD	Type of Issue	Description	Number of Shares	Price per Share	Proceeds $	Type of consideration
03/08/20	Common	Private	1,000,000	$0.42	$420,000	Cash
		Placement
03/08/20	Common	Finder fees	36,000	$0.42	$15,120	Introduction
03/09/12	Common	Stock Option	20,000	$0.58	$11,600	Cash
		Exercise
03/10/01	Common	Stock Option	25,000	$0.58	$14,500	Cash
		Exercise
03/10/06	Common	Stock Option	5,000	$0.58	$2,900	Cash
		Exercise
03/10/11	Common	Stock Option	30,000	$0.58	$17,400	Cash
		Exercise
03/10/12	Common	Stock Option	27,000	$0.58	$15,660	Cash
		Exercise
03/10/20	Common	Stock Option	2,000	$0.58	$1,160	Cash
		Exercise
03/10/24	Common	Stock Option	25,000	$0.58	$14,500	Cash
		Exercise
03/10/31	Common	Stock Option	50,000	$0.58	$29,000	Cash
		Exercise

OPTIONS GRANTED DURING THE QUARTER ENDED OCTOBER 31, 2003

Date of	Number	Type	Description/name	Exercise	Expiry date
Grant				price
YY/MM/DD

03/10/22	150,000	Stock	L. Wolfin	$1.20	08/10/21
		Options
03/10/22	30,000	Stock	W. Glasier	$1.20	08/10/21
		Options
03/10/22	30,000	Stock	E. Calvert	$1.20	08/10/21
		Options
03/10/22	30,000	Stock	W. Kocken	$1.20	08/10/21
		Options
03/10/22	30,000	Stock	M. Baybak	$1.20	08/10/21
		Options
03/10/22	150,000	Stock	W. Wayrynen	$1.20	08/10/21
		Options
03/10/22	25,000	Stock	A. Regnier	$1.20	08/10/21
		Options
03/10/22	70,000	Stock	Others	$1.20	08/10/21
		Options

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
AT OCTOBER 31, 2003

Security	Amount	Exercise or convertible price per share	Expiry Date YY/MM/DD
Options	212,000	$0.58	07/10/23
Options	515,000	$1.20	08/10/21
Warrants	1,036,000	$0.52	05/08/14

LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 31, 2003

Ernest Calvert, Director	Michael Baybak, Director
William Glasier, Director	Louis Wolfin, President and Director
David Wolfin, Director	Andrea Regnier, Secretary
William Kocken, Director

SCHEDULE “B”
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended October 31, 2003

Description of Business

The Company’s principal business activities are exploration and development of mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favorable exploration potential. The current focus has been the silver property located in Durango, Mexico and the on the Aumax property located in the Lillooet Mining Division of British Columbia.

Results of Operations

The Company reports a net loss of Cdn $176,527 or $0.02 per share for the third quarter ended October 31, 2003, compared to a net loss of $$64,596 or $0.01 per share for the preceding quarter. The Company had no operating revenues.

There were no write-downs or write-off during the quarter. The Company recorded stock based compensation during the quarter of $102,900 relating to stock options granted to non-employees. Corporate and administrative expenses increased during this quarter by $9,031 or 14% when compared to the preceding quarter. The increase is a due in part to the re-construction of the Company’s website and interest expense recorded during the period of $7,550 relating to an outstanding loan from a Director of the Company.

Current events

The Company has been focusing its efforts on the silver mine in Mexico. Negotiations have been on-going with the shareholders of Cia Minera to purchase their 51% interest in the mine and property which would result in the Company holding 100% interest. The Company has also been preparing an exploration plan for the Aumax property in British Columbia. During the quarter the Company raised $210,000 through a private placement for general working capital purposes, and $210,000 for exploration on the Aumax property located in British Columbia, Canada.

Related Party Transactions

Under a Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc.(“Frobisher”) a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses. This agreement terminated during the period.

The Company has agreed to pay, on a month-to-month basis, a remuneration of $2,500 to a Company controlled by a Director and the President of the Company for the Management of the Company’s day to day affairs.

The Company has a contract with Oniva International Services Corp. (“Oniva”) a private company owned by Avino and three other affiliated company’s, and controlled by two directors of the Company, whereby Oniva provides certain administrative and exploration services to Avino.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended October 31, 2003

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property.

Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Company has general working capital of $120,094 at October 31, 2003, and has $210,000 reserved for exploration. Subsequent to the period, the Company raised an additional $2,540,000 by a private placement involving the issuance of 2,000,000 units at a price of $1.27 per unit.

Contingent liabilities

On August 31, 1995, the Company, together with Bralorne-Pioneer Gold Mines Ltd., (“Joint Venture”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one
U.S. $1,000 face value debenture and 100 common shares of the Company. The debentures bear interest at 7% payable annually, and mature and are due on October 25, 2003. The debentures are not redeemable prior to maturity date. The debentures are secured by a first charge over the Company’s interest in the Bralorne Mine and Loco property. Although the Company has assigned its interest in the Property to Bralorne and Bralorne has assumed the Company’s liability under the Bonds, the Company could be subject to liability under the debentures. Subsequent to the period, Bralorne settled the outstanding debentures with cash.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.